February 6, 2009

VIA EDGAR Securities and Exchange Commission 100 F Street Washington, D.C. 20549

Re:	John Hancock Funds III (the “Trust”)
File Nos. 333-125838; 811-21777

Dear Sir/Madam:

This letter is in response to comments received via telephone on February 2, 2009, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-effective Amendment No. 14 (“Amendment No. 14”) to the Trust’s Registration Statement on Form N-1A for the John Hancock Small Cap Opportunities Fund (the “Fund”) filed with the SEC on December 15, 2008 (accession no. 0000950135-08-008163). Set forth below is a summary of each comment followed by our response. Page references are to numbers at the bottom of the page in Amendment No. 14.

Prospectus

Comment 1 – page 2, Fund summary — Goal and strategy section. The strategy states that the Fund may “short-sell.” Confirm that the costs associated with short-selling and dividends paid on securities held for short-selling are reflected in the Fund’s expense table on page 4.

Response 2 – The costs associated with short-selling are reflected in the estimated expenses presented in the expense table on page 4.

Per the SEC staff’s request, the Trust acknowledges the following:

  The Trust is responsible for the adequacy and accuracy of the disclosure in this filing;
  Staff comments or changes to disclosure in response to staff comments in this filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-3241 if you have any questions regarding this letter.

Sincerely,

/s/ David D. Barr David D. Barr Counsel and Assistant Secretary

cc: Brion Thompson, SEC examiner